UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-41531

Enerflex Ltd.
(Exact name of registrant as specified in its charter)

Suite 904, 1331 Macleod Trail S.E.
Calgary, Alberta, Canada, T2G 0K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit	DESCRIPTION

99.1	Enerflex Ltd. announces partial redemption of senior secured notes, further debt reduction and timing of third quarter results

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2024	Enerflex Ltd.

	By:	/s/ Justin D. Pettigrew
		Name:	Justin D. Pettigrew
		Title:	Corporate Secretary and Associate General Counsel, Corporate